Exhibit (a)(19)

ORCHID CELLMARK INC.

NOTICE OF TERMINATION OF STOCK OPTIONS UNDER

1995 STOCK INCENTIVE PLAN

IN TENDER OFFER AND MERGER WITH LABCORP

IMPORTANT: PLEASE READ CAREFULLY

To:	Holders of Options to Purchase Shares of Orchid Cellmark Inc.’s Common Stock Granted Under the 1995 Stock Incentive Plan

Date:	April 19, 2011

Re:	Notice of Termination of Stock Options in connection with Merger

As announced on April 6, 2011, Orchid Cellmark Inc. (“Orchid” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 5, 2011, with Laboratory Corporation of America Holdings (“LabCorp”) and OCM Acquisition Corp., a wholly owned subsidiary of LabCorp (“Purchaser”). The Merger Agreement provides for the acquisition by Purchaser of all issued and outstanding shares of Orchid’s common stock, $0.001 par value per share (“Common Stock”), including, to the extent outstanding, the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated July 27, 2001, as amended, between Orchid and American Stock Transfer & Trust Company, as rights agent (such Rights, to the extent outstanding, together with the shares of Orchid Common Stock, the “Shares”), pursuant to a tender offer (the “Offer”) followed by a second-step merger of Purchaser with and into Orchid, with Orchid surviving such merger as a wholly owned subsidiary of LabCorp (the “Merger”). In accordance with the Merger Agreement, Purchaser has commenced a tender offer to purchase all of the issued and outstanding Shares at a price of $2.80 per share (the “Offer Price”). Subject to the successful completion of the Offer, the closing of the Merger is expected to occur in the second quarter of 2011.

A copy of the Merger Agreement and the press release announcing the Offer and the Merger are available as exhibits to Orchid’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 6, 2011.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration date of the Offer that number of Shares that, when added to any Shares already owned by LabCorp and Purchaser (together with their wholly owned subsidiaries), represents at least a majority of the total number of the then outstanding Shares on a fully diluted basis. The expiration date of the Offer is 5:00 p.m., New York City time, on Tuesday, May 17, 2011, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Offer is terminated or Purchaser extends the period of time for which the Offer is open.

EFFECT OF THE TRANSACTION ON YOUR OPTIONS

Pursuant to the terms of the Merger Agreement, each option to acquire Shares that is outstanding and unexercised, whether vested or unvested, immediately prior to the closing of the Merger (the “Options”), will automatically be canceled at the closing of the Merger. In addition, all Options having an exercise price per Share equal to or greater than the Offer Price of $2.80 (“Underwater Options”) will, at the closing of the Merger, be canceled without payment of any consideration therefor.

You were granted Options under the Company’s 1995 Stock Incentive Plan (the “1995 Plan”), which are identified on Schedule A to this Notice. Based on the exercise price of your Options, they are Underwater Options for purposes of the Merger Agreement and thus will be canceled in the Merger without payment of any consideration therefor.

Pursuant to Section 8 of the 1995 Plan and Section 6 of your option agreement(s) under the 1995 Plan, the Compensation Committee of the Board of Directors of the Company has the right to terminate your Options issued under the 1995 Plan if they have not been exercised prior to the Merger.

Accordingly, if you wish to exercise your Options and participate in the Offer, you may exercise the currently vested portion of your Options pursuant to the Option’s current terms by following the standard exercise procedures under the 1995 Plan and the option agreement(s) representing your Options issued under the 1995 Plan by Friday, May 13, 2011, in order to tender your shares in the Offer before the expiration date of the Offer on Tuesday, May 17, 2011. If you do not exercise your Options by that date and the Merger occurs, your options will be canceled and terminated in the Merger. If you do decide to exercise your Options, and participate in the Offer, you will pay more for the Shares acquired pursuant to the Option than you will receive for those Shares in the Offer or in the Merger.

If you have any questions concerning the foregoing, please contact William Thomas, Esq. of the Company at (609) 750-2280.

The information in this Notice is qualified in its entirety by the terms of (i) the Merger Agreement filed by the Company with the SEC on April 6, 2011 as an exhibit to the Company’s Current Report on Form 8-K, (ii) the Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by LabCorp with the SEC on April 19, 2011 (as amended or supplemented, the “Schedule TO”), and (iii) the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on April 19, 2011 (as amended or supplemented, the “Schedule 14D-9”). You may obtain a copy of the Merger Agreement, the Schedule TO and Schedule 14D-9 through the SEC’s website at http://www.sec.gov. The Merger Agreement, Schedule TO (and related materials) and Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the Offer, the Merger and the treatment of options.

This Notice is neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark Inc.’s Common Stock. The Offer is being made pursuant to a tender offer statement and related materials. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement and related materials, including an Offer to Purchase and Letter of Transmittal, have been filed by Laboratory Corporation of America Holdings and OCM Acquisition Corp. with the SEC and mailed to Orchid Cellmark stockholders. The solicitation/recommendation statement has been filed by Orchid Cellmark Inc. with the SEC and mailed to Orchid Cellmark stockholders. Investors and security holders may obtain a free copy of these statements and other documents filed by Laboratory Corporation of America Holdings and OCM Acquisition Corp. or Orchid Cellmark Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Morrow & Co. LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for shareholders and all others. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as Dealer Manager for the tender offer and can be reached at 1-888-803-9655.

SCHEDULE A

SCHEDULE OF OUTSTANDING STOCK OPTIONS UNDER

1995 STOCK INCENTIVE PLAN

TO BE TERMINATED

Holder	Grant Date	Expiration Date	Exercise Price	Number of Shares of Common Stock Subject to Option	Aggregate Exercise Price

3